August 6, 2009

Mr. Gary R. Todd
Reviewing Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

RE:	Bel Fuse Inc.
Form 10-K for the fiscal year ended December 31, 2008
File No. 0-11676

Dear Mr. Todd:

This letter constitutes the response by Bel Fuse Inc. (“Bel” or the “Company”) to your letter to Bel dated July 30, 2009 concerning our Form 10-K for the year ended December 31, 2008.  For your convenience, we have restated your comments in full and have responded to each item in a corresponding manner.

Form 10-K for the period ended December 31, 2008

Item 11.  Executive Compensation, page 49

1.
In your response to comment 4, you indicate that you “maintain lower base salaries as compared to those offered by your peers.”  Please clarify whether you will disclose how you determine where below your peer salaries you set compensation, such as through the use of a specific benchmark or otherwise.  In addition, and to the extent that actual compensation differs from a benchmark, your disclosure should include the reasons for this.

Company Response The Company does not believe clarifying disclosures are warranted, as the peer group information reviewed by Bel’s Board of Directors is for informative purposes only and does not constitute a benchmarking activity of any type.  The compensation philosophy utilized by the Board incorporates a highly variable bonus component which fluctuates based on our financial results.  The Board understands that this methodology differs from the typical benchmarking that our peer group companies utilize in setting their executive base salaries, and as a result, our overall compensation packages may vary significantly from our peer group from year to year, based on our financial results.  The Board believes that this compensation philosophy benefits the Company and its shareholders, as it allows us to control overhead costs in times of volatile product demand.

2.	We note your response to comment 5. Please clarify if your disclosure will indicate:

•	Whether the CEO, CFO, and Vice President of Operations are the persons who make the decision to grant bonuses;
•	Which specific quarterly results you evaluate in your decision to grant bonuses and the weight assigned to each if more than one result is used; and
•	How you determine the number of weeks pay that each executive officer receives.

Company Response

In response to the Staff’s comment, the Company has modified its sample disclosure as it relates to the 2009 proxy is as follows.  The Company will include this enhanced disclosure in future proxy filings.

Bonus

We do not have a bonus plan for any of our associates.  Instead, financial results are monitored on a quarterly basis by the CEO, the Vice President of Finance and the Vice President of Operations.  Management utilizes net income as the financial measure in evaluating the Company’s performance as compared to prior quarters.  Based on the quarterly review, a bonus accrual may be established by the Compensation Committee based on recommendations from the CEO, the Vice President of Finance and the Vice President of Operations.  At the end of each year in which a bonus accrual has been established, the Compensation Committee receives recommendations from the Chief Executive Officer with respect to the payment of specific bonuses to specific individuals, based upon the overall size of that year’s bonus pool as well as individuals’ respective participation in achieving team objectives throughout the year. The decision to grant bonuses is ultimately made by the Company’s Compensation Committee.  The target bonus payment for Bel’s key executives (including the Named Officers, in addition to other key executives) is 4-6 months of their annual salary; however, this varies dependent upon the bonus pool established during the year and may vary by individual based on extenuating circumstances.

In 2007, we sold 4.0 million shares of common stock of Toko, Inc. on the open market which resulted in a gain of approximately $2.5 million, net of investment banker fees and other expenses in the amount of $0.8 million.  With this profit, Bel’s Board of Directors decided to accrue $0.5 million from operating income for the payment of bonuses to our associates, with bonus payments made in January 2008.  This bonus pool was allocated among executives, management, technical and administrative employees of the Company based on number of weeks pay, in accordance with their respective contributions to our corporate performance.  Specifically, $122,500 of the $0.5 million bonus pool was allocated to our Named Officers and reflected eight weeks pay for each executive officer, with the exception of Andrew Wong, who received six weeks pay as bonus.

Item 12.  Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 49

3.
We note your response to our prior comment 6.  Please tell us why you believe it was appropriate to exclude from the beneficial ownership table the two shareholders whose voting rights were suspended.  Please cite any authority upon which you rely.

Company Response

The Company initially excluded from the beneficial ownership table the two shareholders whose voting rights were suspended, as we did not want the table to be misleading to investors, as those shareholders, while beneficially owning in excess of 5% of the Company’s Class A voting stock, did not have the associated voting power at the May 2009 Annual Meeting.  Upon further review of Item 403(a) of Regulation S-K, the Company agrees that these two shareholders were in fact beneficial owners in excess of 5% of the Company’s Class A Common Stock and should have been included in the beneficial ownership table as set forth in the proxy.  In the event these circumstances exist when issuing our 2010 proxy statement, the beneficial ownership table will appear as follows (2009 proxy information was used below for illustrative purposes):

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class	Percent of Class Whose Voting Rights Were Not Suspended

Sybil Bernstein	251,132	11.5%	16.3%
206 Van Vorst Street
Jersey City, NJ 07302

Royce & Associates, LLC	221,666	10.2%	14.4%
1414 Avenue of the Americas
New York, NY 10019

FMR Corp.	369,793	17.0%	0.0%
82 Devonshire Street Boston, MA 02109

GAMCO Investors, Inc. et al. One Corporate Center Rye, NY 10580-1435	262,600	12.1%	0.0%

In connection with our response, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions with respect to any of the responses set forth below, please feel free to contact the undersigned or Colin Dunn, Vice President of Finance, at 201-432-0463.

Very truly yours, /s/ Daniel Bernstein Daniel Bernstein President and Chief Executive Officer

cc:  Peter H. Ehrenberg, Esq.